UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 001-33869

STAR BULK CARRIERS CORP.

(Translation of registrant’s name into English)

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.

40 Agiou Konstantinou Street,

15124 Maroussi,

Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Underwriting Agreement

On October 30, 2014, Star Bulk Carriers Corporation (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC as representative of the several underwriters named therein (collectively the “Underwriters”) pursuant to which the Company agreed to sell $50,000,000 aggregate principal amount of 8.00% Senior Notes due 2019 (the “Notes”) in a registered offering under the Securities Act of 1933, as amended. The Company also agreed to grant a 30-day option to the Underwriters to purchase all or part of an additional $7,500,000 aggregate principal amount of the Notes. The Underwriting Agreement contains customary indemnities and covenants.

Documents Related to the Notes

The sale of the Notes closed on November 6, 2014. The Notes were issued pursuant to an indenture, dated as of November 6, 2014 (the “Base Indenture”), between the Company and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by a supplemental indenture, dated as of November 6, 2014 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”).

The Notes bear interest at a rate of 8.00% per annum, payable quarterly in arrears on the 15th of February, May, August and November of each year, commencing on February 15, 2015.

The Notes mature on November 15, 2019, unless earlier purchased by the Company. The Company may redeem the Notes, in whole or in part, at any time on or after November 15, 2016 at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Prior to November 15, 2016, the Company may redeem the Notes, in whole or in part, at a price equal to 100% of their principal amount plus a make-whole premium and accrued interest to the date of redemption. In addition, the Company may redeem the Notes in whole, but not in part, at any time, at a redemption price equal to 100% of their principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, if certain events occur involving changes in taxation.

The Indenture requires the Company to maintain a maximum 70% ratio of net debt to consolidated total assets and a minimum consolidated tangible net worth of $500,000,000. The Indenture also contains various negative covenants, including a limitation on asset sales and a limitation on restricted payments. The Indenture also contains other customary terms and covenants, including that upon certain events of default occurring and continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare the entire principal amount of all the Notes plus accrued interest, if any, to be immediately due and payable. Upon certain change of control events, the Company is required to offer to repurchase the Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of redemption. If the Company receives net cash proceeds from certain asset sales and does not apply them within a specified deadline, it will be required to apply those proceeds to offer to repurchase the Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of redemption.

The Notes are the senior unsecured obligations of the Company and rank equally with all of the Company’s existing and future senior unsecured and unsubordinated debt. The Notes are not guaranteed by any of the Company’s subsidiaries.

The foregoing description of the Underwriting Agreement and the Indenture does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, the Base Indenture and the Supplemental Indenture, copies of which are attached as exhibits to this Current Report on Form 6-K and incorporated herein by reference.

This information contained in this Current Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-197886).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2014	STAR BULK CARRIERS CORP.
(Registrant)

	By:	/s/ Simos Spyrou
		Name:	Simos Spyrou
		Title:	Co-Chief Financial Officer

Exhibit No.	Name

1.1	Underwriting Agreement, dated October 30, 2014, between Star Bulk Carriers Corp. (the “Company”) and the underwriters named on Schedule I thereto.

4.1	Base Indenture, dated as of November 6, 2014, between the Company and U.S. Bank National Association, as trustee (the “Trustee”).

4.2	First Supplemental Indenture, dated as of November 6, 2014, between the Company and the Trustee.

4